

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 17, 2009

VIA U.S. MAIL and FACSIMILE

Mr. Michael R. Elia
Executive Vice President and Chief Financial Officer
Gerber Scientific, Inc.
83 Gerber Road West
South Windsor, Connecticut 06074

      RE: **Gerber Scientific, Inc.**
             Form 10-K for the fiscal year ended April 30, 2008
             Filed June 27, 2008
             File No. 1-05865

Dear Mr. Elia:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela J. Crane
Accounting Branch Chief